SUPPLEMENT TO THE STATE BANCORP., INC. DIVIDEND
REINVESTMENT AND STOCK PURCHASE PLAN PROSPECTUS
DATED JUNE 7, 1993

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On October 24, 1995, the Board of Directors of State Bancorp,
Inc. (the "Company") approved certain modifications to the State Bancorp, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Plan"). Those modifications are reflected in the supplement to the Company's June 7, 1993 Prospectus relating to such Plan as summarized below:

1) The following replaces similar language found on page 8 of the Prospectus.

         14.  How will the price of shares be determined?

                  The purchase price of common shares purchased in the open market or in negotiated transactions will be the price paid by the Plan Administrator for such shares (not including brokerage fees or commissions). The Company will bear the cost of all brokerage fees and commissions on purchases under the Plan. The price of common shares purchased from the Company will be determined in the sole discretion of the Company, but shall not be less than ninety-five (95%) percent of the closing bid price for shares of Common Stock as quoted on the over-the-counter market through NASDAQ on the last business day of the calendar quarter immediately preceding the purchase date.
         The purchase price per share allocated to each participant of common stock purchased on the open market shall normally be the weighted average of all Common Stock so purchased under the Plan each quarter.

2) On page 9 of the Prospectus, the topic heading "Issuance of Share Certificates" has been changed to "Certificates for Shares."


3) On page 9 of the Prospectus, a new item 18. has been added, reading as follows:

         18.  How may certificates be deposited with Plan shares?

                  A Participant may deposit with the Plan Administrator certificates for shares of the Company's Common shares registered in his name for credit under the Plan. Because the Participant bears the risk of loss in sending

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         certificates to the Plan Administrator, certificates should be sent by registered mail, return receipt requested, and properly insured to the address specified in Item 3. If certificates are later issued either upon request of the Participant or upon termination of participation, new, differently numbered certificates will be issued.


4) Items 18. through 26., found on pages 9 through 11 of the Prospectus, have been renumbered as 19. through 27.



This supplement has been filed with the Securities and Exchange
Commission in accordance with Section 424(b)(3) of the Act and is dated December 8, 1995.


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